ArentFox Schiff LLP 1717 K Street, NW Washington, DC 20006 202.857.6000 main 202.857.6395 fax afslaw.com Marc Rivera Partner 202.350.3643 direct marc.rivera@afslaw.com

October 29, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention: Aisha Adegbuyi and Tonya Aldave

Re:	XChange TEC.INC.

Registration Statement on Form F-3

Filed September 9, 2025

File No. 333-290136

Ladies and Gentlemen:

This letter is being submitted on behalf of XChange TEC.INC (the “Company”) in response to the comment letter, dated September 25, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Registration Statement on Form F-3 filed on September 9, 2025 (the “Registration Statement”). Concurrently with this response, the Company has filed Amendment No. 1 to the Registration Statement on Form F-3/A pursuant to the Staff’s comments (the “Amended Registration Statement”).

Registration Statement on Form F-3

General

1.	Please provide us with your analysis regarding the Form F-3 eligibility, addressing both the minimum public float requirement and the timeliness of your current and periodic reports during the last 12 months. As it relates to timeliness, we note that you filed a current report on Form 6-K on September 3, 2025, seeking to incorporate by reference a prior Form F-3 for the period stated as March 31, 2025. Because that Form 6-K does not appear to be timely filed, please explain why you believe you are eligible to use Form F-3. In the alternative, please refile your registration statement to an appropriate form. See General Instructions I.B.1 and I.A.2 to Form F-3.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company satisfies General Instruction I.B.1 to Form F-3 based on a total of 46,604,623 ADSs outstanding held by non-affiliates as of the date of this response and a principal market closing price of $1.62 on September 16, 2025, resulting in a public float equal to approximately $75.5 million, which exceeds the $75 million threshold.

Additionally, the Company satisfies General Instruction I.A.2 to Form F-3 because the Company has filed in a timely manner all reports required to be filed pursuant to the Exchange Act during the twelve calendar months and the portion of the current month preceding the filing of the Registration Statement. Pursuant to General Instruction B to Form 6-K, a Form 6-K is required to be furnished promptly after the material contained in the report is made public. The Company confirms that the material contained in its report on Form 6-K furnished on September 3, 2025 was the first and only instance in which the material contained in the report was made public. As a result, the Company’s Form 6-K was timely furnished.

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October 29, 2025 Page 2

2.	We note that you recently filed two current reports on Form 6-K dated September 3, 2025 and September 24, 2024, incorporating by reference your prior registration statement on Form F-3. We also note prospectus supplement on Form 424B5 filed on September 24, 2024. Please tell us whether you sold any securities pursuant to your registration statement on Form F-3 file no. 333-258187 since December 2023. If you made sales, please tell us the dates and number of securities sold.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company sold the following securities under the registration statement on Form F-3 file no. 333-258187 since December 2023:

Date	Number of Securities
December 19, 2024	13,900,000 American depositary shares (“ADSs”)
March 18, 2025	2,000,000 ADSs
April 18, 2025	9,870,000 ADSs
Total	25,770,000 ADSs

The Company further confirms that all sales of the above securities were made pursuant to the committed equity facility with VG Master Fund SPC as disclosed in the Company’s Prospectus Supplement filed on September 24, 2024.

3.	Please refer to staff comment letter dated September 17, 2025 on your Annual Report on Form 20-F for Fiscal Year ended September 30, 2024, and make corresponding changes to this registration statement, as applicable.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has incorporated the corresponding changes addressed in the Staff comment letter relating to the Company’s Annual Report on Form 20-F.

October 29, 2025 Page 3

Cover Page

4.	Please revise to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the Company’s operations in China. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the following prominent disclosure has been added on the cover page to the Amended Registration Statement:

“INVESTORS PURCHASING SECURITIES IN THIS OFFERING ARE PURCHASING SECURITIES OF XCHANGE TEC, THE CAYMAN ISLANDS HOLDING COMPANY RATHER THAN SECURITIES OF XCHANGE TEC’S SUBSIDIARIES THAT HAVE SUBSTANTIVE BUSINESS OPERATIONS IN CHINA.

XChange TEC.INC is not a Chinese operating company but rather a holding company incorporated in the Cayman Islands. Because XChange TEC has no business operations of its own, we conduct our business through our operating subsidiaries, primarily in China. This structure involves unique risks to investors and you may never directly hold equity interests in XChange TEC’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the market price of XChange TEC’s securities. Moreover, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities being registered for sale or could significantly limit or completely hinder XChange TEC’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to the holding corporate structure, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” beginning on page 43 of our Form 20-F for FY 2024, which is incorporated herein by reference.

Specifically, the government of China (which is also referred to as “PRC”) recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our subsidiaries in Hong Kong or mainland China are directly subject to these regulatory actions or statements, as we have not carried out any monopolistic behavior and our business does not involve the collection of personal information or implicate national security. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, uncertainties exist as to how soon the regulatory bodies in China will finalize implementation measures, and the impacts the modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list securities on an U.S. or other foreign exchange.”

October 29, 2025 Page 4

Our Holding Company Structure and Contractual Arrangement, page 8

5.	We note your disclosure that “XChange TEC.INC. is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted through our PRC subsidiaries and other consolidated entities.” Please revise to clarify that you are not a Chinese operating company. Further, explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the following disclosure has been added on page 8 of the Amended Registration Statement:

“XChange TEC.INC is not a Chinese operating company but a Cayman Islands holding company. Our operations are primarily conducted through our PRC subsidiaries, other consolidated entities, and our contractual arrangements with VIEs. We use a VIE structure to provide investors exposure to China-based operating companies where direct foreign investment is, or could become, restricted or prohibited by PRC law. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in our Chinese operating entity.”

Risk Factors, page 19

6.	We note your disclosure in your Annual Report on Form 20-F for Fiscal Year ended September 30, 2024 related to your Nasdaq delisting notice and that your extension to comply with the requirement to maintain a minimum market value of listed securities appears to have passed as of May 12, 2025. Please revise here and in the “About this Prospectus” section to discuss the status of your Nasdaq listing and any applicable developments related to the delisting notice.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that a risk factor has been added on page 19 and a discussion of the status of the Nasdaq listing has been added to the Prospectus Summary section of the Amended Registration Statement.

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October 29, 2025 Page 5

Should you have any questions regarding the foregoing, please do not hesitate to contact Marc Rivera at (202) 350-3643.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Marc Rivera
By: Marc Rivera
Enclosures

cc:	Zhichen Sun, XChange TEC.INC